EXHIBIT 99.1

Himax Announces Taiwan Depository Receipts Listing Plan and Cash Dividend

Himax's Board of Directors Declares An Annual Cash Dividend of 25 Cents Per ADS

TAINAN, Taiwan, May 20, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or the "Company") (Nasdaq:HIMX) announced that its Board of Directors has approved a listing plan in the form of Taiwan Depository Receipts ("TDRs") on the Taiwan Stock Exchange (the "TWSE") and will promptly commence the preparation of listing application. The Company's Board of Directors also declared an annual cash dividend of 25 cents per ADS, or 12.5 cents per ordinary share, for the year 2010.

Himax decided to pursue a TDR listing plan on the TWSE as an alternative to the Company's prior application to the TWSE in the form of a primary listing of ordinary shares. Pursuant to the amendments to the Criteria Governing the Offering and Issuance of Securities by Foreign Issuers in Taiwan, which went into effect on May 19, 2010, Himax, whose ADSs are listed on the Nasdaq, has become eligible to list TDRs on the TWSE. The amendments also contain measures to promote a better secondary market liquidity. As Himax is a Cayman Islands company listed on the Nasdaq, a major benefit of TDR listing for Himax, as opposed to its withdrawn primary listing plan, is that maintenance costs of listing in Taiwan will likely be substantially lower because ongoing compliance is expected to remain essentially the same with limited additional compliance requirements in Taiwan.

As the primary listing application to the TWSE is aborted, according to a special resolution of the Company in its Annual General Meeting on August 6, 2009, the adoption of the Third Amended and Restated Memorandum and Articles of Association became unconditional and effective on May 20, 2010. The Third Amended and Restated Memorandum and Articles of Association are identical to the memorandum and articles of association of the Company in effect prior to the adoption on August 6, 2009 of certain amendments to meet the TWSE's primary listing requirements except for the Company's authorized share capital and par value.

In addition, the Company's Board of Directors declared an annual cash dividend of 25 cents per ADS, or 12.5 cents per ordinary share for the year 2010, which is expected to be payable on August 13, 2010 to shareholders of record as of August 6, 2010. The ADS book will be closed for issuance and cancellation from August 2, 2010 to August 6, 2010.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements, including statements regarding our future business prospects and our ordinary shares and ADSs, on which you should not place undue reliance. There can be no assurance that Himax's TDR listing plan will be successfully completed and no assurance that the TDR listing will provide a more convenient trading platform for all existing and potential investors, improve the Company's share liquidity or enhance its share price; factors that could cause our dual listing plan to differ materially include, but not limited to, shareholders' support on the TDR listing plan, changes in either Taiwan or U.S. authorities' policies, the TWSE's and Taiwan authority's approval of Himax's TDR listing application, changes in capital market conditions in either Taiwan or the U.S., capital market acceptance of our TDR listing and offering, our future business development, results of operations and financial condition, the capabilities of the underwriters and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with the SEC on May 15, 2009. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw
          Jessica Huang
            +886-2-2370-3999 Ext. 22513
            jessica_huang@himax.com.tw

          In the U.S.
          The Ruth Group
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com